EXHIBIT 99.9
Form of AD

INFOSYS TECHNOLOGIES LIMITED
Regd. Office : Electronics City, Hosur Road, Bangalore - 560 100, India.

Audited financial results for the quarter and half-year ended September 30, 2006

(in Rs. crore, except per share data)
	Quarter ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2006	2005	2006	2005	2006
Income from software services and products	3,273	2,170	6,140	4,137	9,028
Software development expenses	1,796	1,167	3,411	2,231	4,887
Gross profit	1,477	1,003	2,729	1,906	4,141
Selling and marketing expenses	180	125	348	244	499
General and administration expenses	243	173	453	310	653
Operating profit before interest and depreciation	1,054	705	1,928	1,352	2,989
Interest	-	-	-	-	-
Depreciation	110	90	207	165	409
Operating profit before tax and exceptional items	944	615	1,721	1,187	2,580
Other income, net	66	45	195	76	144
Provision for investments	-	1	3	1	-
Net profit before tax and exceptional items	1,010	659	1,913	1,262	2,724
Provision for taxation	114	67	218	146	303
Net profit after tax and before exceptional items	896	592	1,695	1,116	2,421
Income from sale of Investments	-	-	6	-	-
Net profit after tax and exceptional items	896	592	1,701	1,116	2,421
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 4)	278	136	278	136	138
Reserves and surplus	8,273	6,269	8,273	6,269	6,759
Earnings per share (par value Rs. 5/- each) *
Before Exceptional items
Basic*	16.15	10.87	30.61	20.54	44.34
Diluted*	15.79	10.57	29.90	19.96	43.10
After Exceptional items
Basic*	16.15	10.87	30.72	20.54	44.34
Diluted*	15.79	10.57	30.01	19.96	43.10
Dividend per share (par value Rs. 5/- each)
Interim dividend*	5.00	3.25	5.00	3.25	3.25
Final dividend*	-	-	-	-	4.25
Silver Jubilee special dividend*	-	-	-	-	15.00
Total dividend*	5.00	3.25	5.00	3.25	22.50
Total dividend percentage (%)*	100	65	100	65	450
Total Public Shareholding # (unaudited)
Number of shares*	37,08,18,552	36,17,96,090	37,08,18,552	36,17,96,090	36,67,83,082
Percentage of shareholding	66.72	66.36	66.72	66.36	66.55

* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006 as per Accounting Standard 20 (AS 20) on Earnings Per Share.
# Total public shareholding as defined under the clause 40A of the listing agreement (excludes shares held by founders and American Depository Receipt holders).

Other information:

(in Rs. crore)
	Quarter ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2006	2005	2006	2005	2006
Staff costs	1,574	1,004	2,977	1,918	4,273
Items exceeding 10% of aggregate expenditure	-	-	-	-	-
Details of other income:
Interest on deposits with banks and others	21	23	70	47	132
Dividends on investment in liquid mutual funds	30	18	47	31	71
Miscellaneous income	4	4	14	7	18
Exchange differences	11	-	64	(9)	(77)
Total	66	45	195	76	144

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter and half-year ended September 30, 2006

(in Rs. crore, except per share data)
	Quarter ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2006	2005	2006	2005	2006
Income from software services, products and business process management	3,451	2,294	6,466	4,366	9,521
Software development and business process management expenses	1,833	1,212	3,499	2,316	5,066
Gross profit	1,618	1,082	2,967	2,050	4,455
Selling and marketing expenses	221	149	425	291	600
General and administration expenses	288	199	544	361	764
Operating profit before interest, depreciation, amortization and minority interest	1,109	734	1,998	1,398	3,091
Interest	-	-	-	-	-
Depreciation	122	96	228	176	437
Operating profit after interest, depreciation, amortization and before minority interest	987	638	1,770	1,222	2,654
Other income	66	44	194	72	139
Provision for investments	-	1	3	1	1
Net profit before tax, exceptional items and minority interest	1,053	681	1,961	1,293	2,792
Provision for taxation	123	69	229	150	313
Net profit after tax, before exceptional items and minority interest	930	612	1,732	1,143	2,479
Income from sale of Investments	-	-	6	-	-
Net profit after tax, exceptional items and before minority interest	930	612	1,738	1,143	2,479
Minority interest	1	6	9	6	21
Net profit after tax, exceptional items and minority interest	929	606	1,729	1,137	2,458
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 4)	278	136	278	136	138
Reserves & surplus	8,321	6,323	8,321	6,323	6,828
Preference shares issued by subsidiary	-	-	-	-	-
Earnings per share (par value Rs. 5/- each) *
Before Exceptional items
Basic*	16.75	11.13	31.11	20.94	45.03
Diluted*	16.37	10.82	30.39	20.35	43.78
After Exceptional items
Basic*	16.75	11.13	31.23	20.94	45.03
Diluted*	16.37	10.82	30.50	20.35	43.78
Dividend per share (par value Rs. 5/- each)
Interim dividend*	5.00	3.25	5.00	3.25	3.25
Final dividend*	-	-	-	-	4.25
Silver Jubilee special dividend*	-	-	-	-	15.00
Total dividend*	5.00	3.25	5.00	3.25	22.50
Total dividend percentage (%)*	100	65	100	65	450
Total Public Shareholding # (unaudited)
Number of shares*	37,08,18,552	36,17,96,090	37,08,18,552	36,17,96,090	36,67,83,082
Percentage of shareholding	66.72	66.36	66.72	66.36	66.55

* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006 as per Accounting Standard 20 (AS 20) on Earnings Per Share.
# Total public shareholding as defined under the clause 40A of the listing agreement (excludes shares held by founders and American Depository Receipt holders).

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.

Note:

1. The audited quarterly financials have been taken on record by the Board of Directors at its meeting held on October 11, 2006. There are no qualifications in the auditors' reports for these periods. The information presented above is extracted from the audited financial statements as stated.

2. An interim dividend of Rs. 5 per share (100% on an equity share of par value of Rs. 5/-) has been declared at the above board meeting. The record date for the payment of the dividend will be October 20, 2006. The interim dividend declared in the previous year was Rs. 3.25 per share (65% on an equity share of par value Rs. 5/-).

3. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended September 30, 2006.

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Dividend / Annual report related	-	274	274	-

4. During the half-year ended September 30, 2006 and 2005 and the year ended March 31, 2006 the company issued 46,75,041; 41,77,926 and 99,68,862 equity shares respectively, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans.

5. At the Annual General Meeting held on June 10, 2006, the shareholders approved 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders, i.e. one additional equity share for every one existing share held by the members by capitalizing a part of the reserves. The record date for the bonus issue was July 14, 2006.

6. The final dividend of Rs. 4.25/- per share for fiscal 2006 and the Silver Jubilee special dividend of Rs. 15/- per share was approved by the shareholders at the Annual General Meeting held on June 10, 2006 and the same was paid on June 12, 2006.

7. Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the additional obligations of the company amounted to Rs. 13 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 13 crore to general reserves.

Matters relating to subsidiaries:

8. On August 29, 2006, Progeon Limited was renamed as Infosys BPO Ltd., and on July 21, 2006, Infosys Technologies (Shanghai) Co. Limited was renamed as Infosys Technologies (China) Co. Limited.

9. During the half-year ended September 30, 2006, the company invested US$ 2 million (Rs. 9 crore) as capital and disbursed a loan of US$ 2 million (Rs. 9 crore) to its wholly owned subsidiary, Infosys Technologies (China) Co. Limited. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. As of September 30, 2006 the company has invested US$ 7 million (Rs. 32 crore) as equity capital and US$ 5 million (Rs. 24 crore) as loan in the subsidiary.

10. During the half-year ended September 30, 2006, the company invested US$ 3 million (Rs. 14 crore) in its wholly owned subsidiary, Infosys Consulting Inc. As of September 30, 2006 the company has invested an aggregate of US$ 20 million (Rs. 90 crore) in the subsidiary.

11. On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of Citicorp International Finance Corporation ("CIFC") in Infosys BPO Limited ("Infosys BPO") for a consideration amounting to Rs. 530 crore (US$ 115.13 Million). The net consideration of Rs. 309 crore, after withholding taxes of Rs. 221 crore, was remitted to CIFC on the same date.

Changes to Board of Directors:

12. Sen. Larry Pressler retired by rotation as a director of the company at the Annual General Meeting held on June 10, 2006 and did not seek re-election.

13. Mr. Jeffrey Lehman was appointed as an additional director of the company effective April 14, 2006. The appointment was approved by the shareholders of the company at the Annual General Meeting held on June 10, 2006.

14. Mr. N. R. Narayana Murthy, Chairman and Chief Mentor, turned 60 on August 20, 2006 and as per the service rules of the company, he retired from the services of the company on that date. In this connection the Board, at its meeting held on July 12, 2006, appointed Mr. Murthy as an Additional Director of the company. Further the Board also appointed Mr. Murthy as the Non-Executive Chairman of the Board and Chief Mentor with effect from August 21, 2006.

15. The Board, at its meeting held on July 12, 2006, re-designated Mr. Nandan M. Nilekani as the Chief Executive Officer and Managing Director and Mr. S. Gopalakrishnan as President, Chief Operating Officer and Joint Managing Director with effect from August 21, 2006.

Investments:

16. During the half-year ended September 30, 2006, the company received an amount of US$ 1 million (Rs. 5 crore) being the balance held in escrow account released on fulfillment of the escrow obligations on the sale of investment in Yantra Corporation. The income is disclosed separately as an exceptional item in the profit and loss account.

17. During the half-year ended September 30, 2006 the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalization. The remainder of investment was written off against the provision made earlier.

Others:

18. Infosys was included in the new NASDAQ Global Select Market on July 3, 2006. The NASDAQ Global Select Market has the highest initial listing standards of any exchange in the world based on financial and liquidity requirements.

Segment reporting (Consolidated - Audited)

(in Rs. crore)
	Quarter ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2006	2005	2006	2005	2006
Revenue by industry segment
Financial services	1,293	819	2,402	1,571	3,427
Manufacturing	485	309	921	585	1,324
Telecom	651	383	1,182	739	1,566
Retail	312	241	605	439	968
Others	710	542	1,356	1,032	2,236
Total	3,451	2,294	6,466	4,366	9,521
Less: Inter-segment revenue	-	-	-	-	-
Net revenue from operations	3,451	2,294	6,466	4,366	9,521
Segment profit before tax, interest, depreciation and amortization:
Financial services	393	255	689	494	1,074
Manufacturing	148	93	279	174	402
Telecom	229	148	417	279	601
Retail	94	76	180	138	311
Others	245	162	433	313	703
Total	1,109	734	1,998	1,398	3,091
Less: Interest	-	-	-	-	-
Other un-allocable expenditure	122	96	228	176	437
(excluding un-allocable income)
Operating profit before interest, depreciation, amortization and minority interest	987	638	1,770	1,222	2,654

Notes on segment information

Principal segments

The company's operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry verticals comprise the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board for Infosys Technologies Limited

Bangalore , India	S. Gopalakrishnan	Nandan M. Nilekani
October 11, 2006	President, Chief Operating Officer and Joint Managing Director	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the quarter ended September 30, 2006, prepared as per US GAAP. A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
	Quarter ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2006	2005	2006	2005 (audited)	2006 (audited)
Revenues	746	524	1,406	1,000	2,152
Cost of revenues	423	297	812	571	1,244
Gross profit	323	227	594	429	908
Net income	199	138	373	260	555
Earnings per American Depositary Share (ADS)
Basic	0.36	0.25	0.68	0.48	1.02
Diluted	0.35	0.25	0.66	0.47	0.99
Total assets	2,220	1,734	2,220	1,734	2,066
Cash and cash equivalents	328	334	328	334	889
Liquid mutual funds	615	531	615	531	170

The reconciliation of net income as per Indian GAAP (audited) and US GAAP (unaudited) is as follows:

	Quarter ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2006	2005	2006	2005	2006
Consolidated net profit as per Indian GAAP	201	138	376	260	555
Amortization of stock compensation expenses (SFAS 123R)	(1)	-	(2)	-	-
Amortization of intangible assets	(1)	-	(1)	-	-
Consolidated net income as per US GAAP	199	138	373	260	555

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 and our Quarterly Report on Form 6-K for the quarter ended June 30, 2006. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.